UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

July 28, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.76657R106	13G	Page 2 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gianforte Family Charitable Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,412,050
	6.	Shared voting power -0-
	7.	Sole dispositive power 1,412,050
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 1,412,050
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 4.2%
12.	Type of reporting person (see instructions) OO

(1) Greg R. Gianforte and his spouse Susan Gianforte are co-trustees of the Gianforte Family Charitable Trust, a tax-exempt private foundation. Mr. and Mrs. Gianforte, however, disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

CUSIP NO. 76657R106	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

RightNow Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

136 Enterprise Boulevard

Bozeman, MT 59718

Item 2(a).	Name of Person Filing:

Gianforte Family Charitable Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1320 Manley Road

Bozeman, MT 59715

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

Item 2(e).	CUSIP Number:

76657R106

Item 3.

If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act;

(b) ☐ Bank as defined in section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act;

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 1,412,050

	(b)	Percent of Class: 4.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,412,050

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,412,050

(iv) Shared power to dispose or to direct the disposition of: -0-

CUSIP NO. 76657R106	13G	Page 4 of 4 Pages

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

Gianforte Family Charitable Trust

/s/ Greg R. Gianforte

By: Greg R. Gianforte, Co-Trustee

/s/ Susan Gianforte

By: Susan Gianforte, Co-Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).